United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or

Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File No.: 0-54427

First Rate Staffing Corporation

(Exact name of registrant as specified in its charter)

2775 West Thomas Road

Suite 107

Phoenix, Arizona 85018

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an [x] in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Fifty (50)

Pursuant to the requirements of the Securities Exchange Act of 1934, [registrant] has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: 03/27/2017

/s/ Cliff Blake
	By:	Cliff Blake
	Its:	CEO